08028068

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Security Benefit Place
(No. and Street)

Topeka (City) Kansas (State) 66636 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Martinez 785-438-3442 or 800-888-2461 ext. 3442
(Area Code – Telephone Number)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

FEB 29 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

Washington, DC
111

(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2000 (Address) Kansas City (City) Missouri (State) 64105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Melissa K. Jones
Notary
My Comm Expires
3/20/2010
Public
State of Kansas

Signature
Richard Martinez
FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 29 2008

Washington, DC

Statement of Financial Condition

Security Distributors, Inc. (An Indirect Wholly Owned Subsidiary of Security Benefit Mutual Holding Company)
SEC File Number: 8-10781
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Security Distributors, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Kansas City, Missouri
February 27, 2008

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2007
(In Thousands, Except Per Share Data)

Assets	
Cash and cash equivalents	$ 19,635
Receivables:	
Distribution fees	702
Sales of mutual fund shares and other insurance products	9,375
Revenue sharing	1,494
Due from affiliates	524
Income taxes	115
Other	66
Deferred selling commissions, net of accumulated amortization of $30,249	7,850
Property and equipment, net of accumulated depreciation of $141	12
Other assets	55
Total assets	$ 39,828
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 1,471
Purchases of mutual fund shares and other insurance products	13,231
Accrued commissions and distribution costs	1,258
Due to affiliates	1,580
Deferred income tax liability	2,982
Other liabilities	441
Total liabilities	20,963
Stockholder's equity:	
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding	20
Capital in excess of par value	35
Contributed capital	23,250
Accumulated deficit	(4,440)
Total stockholder's equity	18,865
Total liabilities and stockholder's equity	$ 39,828

See accompanying notes.

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Notes to Statement of Financial Condition

December 31, 2007
(In Thousands)

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Corporation (SBC), which is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. Primarily, the Company distributes mutual funds and variable annuities sponsored by affiliated companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

Commissions, support, and distribution fees include point-of-sale fees (e.g., front-load mutual fund or variable annuity fees) and asset-based fees (e.g., 12b-1 fees) that are generally based on a contractual fee as a percentage of assets and recognized when earned, which is generally upon receipt. Additionally, distribution fees also include fees received under marketing support arrangements for sales of mutual funds of other companies. These fees are accrued and paid on a monthly basis based on contractual agreements. Revenue sharing fees represent amounts accrued under agreements with unaffiliated mutual funds.

Cash and Cash Equivalents

Cash equivalents consist of shares of Security Cash Fund, an affiliated money market mutual fund.

2. Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds and variable annuity products with distribution fees and contingent deferred sales charges or redemption fees. These deferred costs are amortized based on the revenue stream of contingent deferred sales charges or redemption fees and distribution fees.

Property and Equipment

Property and equipment consisting of computer software and data processing hardware is recorded at cost less accumulated depreciation. The related provision for depreciation is computed using the straight-line method over the estimated life of the asset, which is three to seven years.

Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. Deferred income taxes relate principally to deferred selling commissions. With few exceptions, SBMHC is no longer subject to U.S. federal and state examinations by tax authorities for years before 2004. The Internal Revenue Service (IRS) is not currently examining any of SBMHC's federal tax returns.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

(In Thousands)

2. Significant Accounting Policies (continued)

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of January 1, 2007, and has completed a review and evaluation in connection with the adoption of FIN 48 and has determined no additional tax liability is required and no additional disclosures are needed as of December 31, 2007.

3. Fixed Assets

The components of property and equipment consist of the following as of December 31, 2007:

Computer software	$ 132
Data processing equipment	21
	153
Less accumulated depreciation	141
	$ 12

4. Income Taxes

Deferred income taxes consist of the following as of December 31, 2007:

Deferred income tax liabilities	$ 2,982
Deferred income tax assets	–
Net deferred income tax liabilities	$ 2,982

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

5. Employee Benefit Plans

Substantially all of the Company's employees are covered by a qualified, noncontributory, defined-benefit pension plan sponsored by its parent and certain of its affiliates. Benefits are based on years of service and an employee's highest average compensation over a period of five consecutive years during the last ten years of service.

Effective July 1, 2007, the SBC pension plan was frozen, at which point all benefits earned under the pension plan were frozen and no additional benefits were eligible to be earned. If an employee is not fully vested as of July 1, 2007, vesting service will continue until the employee is vested or employment ceases. Concurrent with the freezing of the defined-benefit pension plan, the definition of pay under the profit-sharing and savings plan was expanded to include bonuses (except for purposes of the profit-sharing contribution) and the Company's match will be increased to 100% of the first 5% of pay. In addition, the Company will provide a transition benefit for eligible employees based upon age and years of pension benefit service. The transition contributions will be paid over a five-year period.

Pension cost for the year is allocated to each sponsoring employer company based on the ratio of salary costs for each sponsoring employer company to total salary costs for all sponsoring employer companies. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan. The pension cost is included in management and administrative fees in the statement of operations.

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible.

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.

(In Thousands)

6. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2007:

Balance at beginning of year	$	9,302
Costs deferred during the year		1,687
Amortized to expense during the year		(3,139)
Balance at end of year	$	7,850

7. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of $10,983, which was $9,784 in excess of its required net capital of $1,199. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1 at December 31, 2007.

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

STATEMENT OF FINANCIAL CONDITION

Security Distributors, Inc. (An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)
SEC File Number: 8-10781
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Security Distributors, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Kansas City, Missouri
February 27, 2008

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2007
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	19,635
Receivables:		
Distribution fees		702
Sales of mutual fund shares and other insurance products		9,375
Revenue sharing		1,494
Due from affiliates		524
Income taxes		115
Other		66
Deferred selling commissions, net of accumulated amortization of $30,249		7,850
Property and equipment, net of accumulated depreciation of $141		12
Other assets		55
Total assets	$	39,828
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	1,471
Purchases of mutual fund shares and other insurance products		13,231
Accrued commissions and distribution costs		1,258
Due to affiliates		1,580
Deferred income tax liability		2,982
Other liabilities		441
Total liabilities		20,963
Stockholder's equity:		
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding		20
Capital in excess of par value		35
Contributed capital		23,250
Accumulated deficit		(4,440)
Total stockholder's equity		18,865
Total liabilities and stockholder's equity	$	39,828

See accompanying notes.

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Corporation (SBC), which is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. Primarily, the Company distributes mutual funds and variable annuities sponsored by affiliated companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

Commissions, support, and distribution fees include point-of-sale fees (e.g., front-load mutual fund or variable annuity fees) and asset-based fees (e.g., 12b-1 fees) that are generally based on a contractual fee as a percentage of assets and recognized when earned, which is generally upon receipt. Additionally, distribution fees also include fees received under marketing support arrangements for sales of mutual funds of other companies. These fees are accrued and paid on a monthly basis based on contractual agreements. Revenue sharing fees represent amounts accrued under agreements with unaffiliated mutual funds.

Cash and Cash Equivalents

Cash equivalents consist of shares of Security Cash Fund, an affiliated money market mutual fund.

(In Thousands)

2. Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds and variable annuity products with distribution fees and contingent deferred sales charges or redemption fees. These deferred costs are amortized based on the revenue stream of contingent deferred sales charges or redemption fees and distribution fees.

Property and Equipment

Property and equipment consisting of computer software and data processing hardware is recorded at cost less accumulated depreciation. The related provision for depreciation is computed using the straight-line method over the estimated life of the asset, which is three to seven years.

Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. Deferred income taxes relate principally to deferred selling commissions. With few exceptions, SBMHC is no longer subject to U.S. federal and state examinations by tax authorities for years before 2004. The Internal Revenue Service (IRS) is not currently examining any of SBMHC's federal tax returns.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

(In Thousands)

2. Significant Accounting Policies (continued)

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of January 1, 2007, and has completed a review and evaluation in connection with the adoption of FIN 48 and has determined no additional tax liability is required and no additional disclosures are needed as of December 31, 2007.

3. Fixed Assets

The components of property and equipment consist of the following as of December 31, 2007:

Computer software	$ 132
Data processing equipment	21
	153
Less accumulated depreciation	141
	$ 12

4. Income Taxes

Deferred income taxes consist of the following as of December 31, 2007:

Deferred income tax liabilities	$ 2,982
Deferred income tax assets	–
Net deferred income tax liabilities	$ 2,982

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

(In Thousands)

5. Employee Benefit Plans

Substantially all of the Company's employees are covered by a qualified, noncontributory, defined-benefit pension plan sponsored by its parent and certain of its affiliates. Benefits are based on years of service and an employee's highest average compensation over a period of five consecutive years during the last ten years of service.

Effective July 1, 2007, the SBC pension plan was frozen, at which point all benefits earned under the pension plan were frozen and no additional benefits were eligible to be earned. If an employee is not fully vested as of July 1, 2007, vesting service will continue until the employee is vested or employment ceases. Concurrent with the freezing of the defined-benefit pension plan, the definition of pay under the profit-sharing and savings plan was expanded to include bonuses (except for purposes of the profit-sharing contribution) and the Company's match will be increased to 100% of the first 5% of pay. In addition, the Company will provide a transition benefit for eligible employees based upon age and years of pension benefit service. The transition contributions will be paid over a five-year period.

Pension cost for the year is allocated to each sponsoring employer company based on the ratio of salary costs for each sponsoring employer company to total salary costs for all sponsoring employer companies. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan. The pension cost is included in management and administrative fees in the statement of operations.

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible.

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.

(In Thousands)

6. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2007:

Balance at beginning of year	$ 9,302
Costs deferred during the year	1,687
Amortized to expense during the year	(3,139)
Balance at end of year	$ 7,850

7. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of $10,983, which was $9,784 in excess of its required net capital of $1,199. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1 at December 31, 2007.

END